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03015411

SECURITIES A... ...ION
Washington, D.C. 20549

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SEC FILE NUMBER
8-47398

RECEIVED APR 0 7 2003 184 SEC MAIL SECTION WASH. D.C.

ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BGB SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1100 NORTH GLEBE ROAD, SUITE 1040
(No. and Street)

ARLINGTON, VA 22201
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

WILLIAM S. BERNO (703) 528-7788
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BISH & HAFFEY, P.C.
(Name — if individual, state last, first, middle name)

50 SOUTH PICKETT STREET, SUITE 200, ALEXANDRIA, VA 22304
(Address) (City) (State) Zip Code)

CHECK ONE:
- XX Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 02 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

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SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SCHEDULE 1

BGB SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2002

Beginning ownership equity	$	342 138
Net income		104 706
Additions to Capital		
Ownership equity December 31		446 844
Deductions and other charges:		
Nonallowable assets		
Fees receivable from parent company		145 519
Furniture and equipment, net		
Leasehold improvements, net		
Software, net		-
Organization costs, net		96
Deferred tax benefit		
Deposits		
Prepaid expenses		
Total deductions and other charges		145 615
Net capital before haircuts on securities positions		301 229
Haircuts on securities		
Corporate bonds		4 416
Corporate stocks warrants		103 410
Total haircuts		107 826
Net capital	$	193 403
Aggregate indebtedness		
Payable to contractor	$	92 376
Accounts payable and accrued expenses		
Income taxes payable		
Total aggregate indebtedness	$	92 376
Computation of basic net capital requirement		
Minimum net capital required	$	50 000
Excess net capital	$	143 403
Excess net capital at 1,000%	$	184 165
Ratio of aggregate indebtedness to net capital		48%
Reconciliation to Computation included in Part II of Form X-17A-5 as of December 31		
Net capital, as reported in Company's Part II (unaudited)		
FOCUS report	$	286 225
Warrant haircut adjustment		(87 210)
Net audit adjustments		(69 493)
Net capital per above	$	193 403